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                                           Filed by i2 Technologies, Inc.
                                      Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                           to Rule 14a-12 of the Securities
                                           Exchange Act of 1934

                                      Subject Company: Aspect Development, Inc.
                                           Commission File No: 000-20749

                                 THE FOLLOWING IS A SLIDE SHOW PRESENTATION
                                     GIVEN BY i2 TECHNOLOGIES ON MARCH 16, 2000:



                            [ASPECT LOGO] [i2 LOGO]
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ACCELERATING AND STREAMLINING THE WAY
COMPANIES DO BUSINESS TODAY

Design Source Plan Buy Make Operate Move Store Sell Customer

                   [Linear graphic depicting movement of B2B
           content from design, to source, to plan, to buy, to make,
            to operate, to move, to store, to sell, and to customer]

B2B Content

Companies:

o    Design products

o    Source and buy components from suppliers to make these products

o    Plan how many products to make

o Operate their plants and purchase mission-critical equipment to keep their plants running

o    Move and store their products that they sell to customers

o    Provide customer care


                                                       [ASPECT LOGO]  [i2 LOGO]
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                   WHAT COMPANIES WANT FROM AN eMARKETPLACE:
                   LEVERAGE ACROSS MULITPLE TRADING PARTNERS


                         o Increase revenue through collaborative product
                           development between trading partners

       [CIRCULAR         o Reduce spend on direct materials and mission-critical
        GRAPHIC            MRO through spend aggregation
       DEPICTING
     RELATIONSHIP        o Reduce inventory through collaborative planning
      OF BUYERS,
     SELLERS AND         o Increase customer satisfaction through intelligent
       EXCHANGE]           fulfillment and logistics



                                                         [ASPECT LOGO] [i2 LOGO]
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Why is This Important?

     This new eMarket world can

     o  Increase profitability dramatically

     o  Increase the EPS of a company by 30% or more

     o  Make business vastly more efficient, conserving precious resources


                                                                   [Aspect Logo]

                                                                       [i2 Logo]
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TOGETHER i2 AND ASPECT SPAN THE eBUSINESS
SPECTRUM

Design Source Plan Buy Make Operate Move Store Sell Customer

     [LINEAR GRAPHIC DEPICTING STAGED MOVEMENT OF B2B CONTENT FROM DESIGN,
      TO SOURCE, TO PLAN, TO BUY, TO MAKE, TO OPERATE, TO MOVE, TO STORE,
                           TO SELL, AND TO CUSTOMER]


B2B Content

o Design collaboration

o Spend aggregation for
  direct & operations

o B2B content

o Planning

o Fulfillment

o Delivery

o Customer Care

o Tradematrix B2B platform
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CONTENT IS THE CORE OF AN eMARKETPLACE





    [GRAPHIC OF THREE CONCENTRIC CIRCLES WITH "CONTENT" AT CORE, SURROUNDED
 BY A SEGMENTED CIRCLE COMPRISED OF "DISCOVER," "AGGREGATE" AND "COLLABORATE",
           AND SURROUNDED BY AN OUTER CIRCLE LABELED AS "TRANSACT."]




NO CONTENT, NO B2B                                        [ASPECT LOGO][i2 LOGO]
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How Customers Benefit from the Merger

     o  Complete B2B technology platform and suite of solutions

     o  Enormous value proposition
        - 30%+ increase in EPS for customers

     o  Partner of scale focused exclusively on B2B
        - 4,000 employees
        - $200M R&D

     o  Open platform standard for B2B


                                                          [ASPECT LOGO][i2 LOGO]
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HOW SHAREHOLDERS BENEFIT

We've created a B2B powerhouse

o    Accelerated revenue growth

o    Accelerated market share

o B2B platform of choice in one of the largest and fastest growing markets of all time

o    Outstanding competitive advantage

     - No other company has this complete B2B technology platform and suite of solutions today

     - No other company can develop it or acquire their way to it any time soon



                                                         [ASPECT LOGO] [i2 LOGO]